EXHIBIT 12.1

DUQUESNE LIGHT HOLDINGS AND SUBSIDIARIES

Calculation of Ratio of Earnings to Fixed Charges and Preferred and Preference Stock Dividend Requirements

	(Millions of Dollars)
	Three Months Ended March 31,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002
Fixed Charges:
Interest on long-term debt	$18.6	$64.1	$54.2	$55.2	$53.1	$55.3
Other interest	0.4	5.9	1.0	1.9	10.5	13.2
Portion of lease payments representing an interest factor	0.8	3.4	3.1	3.9	4.9	3.2
Dividend requirement (a)	2.0	7.9	8.0	6.6	9.5	15.8

Total Fixed Charges	$21.8	$81.3	$66.3	$67.6	$78.0	$87.5

Earnings:
Income from continuing operations	$24.5	$8.7	$94.2	$73.3	$79.6	$43.5
Income taxes	18.3	23.4	57.0	30.9	31.7	(1.1)
Fixed charges as above	21.8	81.3	66.3	67.6	78.0	87.5

Total Earnings	$64.6	$113.4	$217.5	$171.8	$189.3	$129.9

Ratio Of Earnings To Fixed Charges and Preferred and Preference Stock Dividend Requirements	2.96	1.39	3.28	2.54	2.43	1.48

(a)	Includes annual dividend requirements of $12.6 million for the Monthly Income Preferred Securities (MIPS) for 2002. For 2003, only $6.3 million is included for the period January 1 – June 30. From July 1, 2003 until their redemption in 2004, MIPS dividends were included with interest on long-term debt due to the adoption of SFAS No. 150.

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